Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Zion Oil & Gas, Inc.

We consent to the incorporation by reference in the Registration Statements (File Nos. 333-148982 and 333-164563, including a base prospectus dated April 16, 2010 and a prospectus supplement dated September 29, 2010) on Form S-3 of Zion Oil & Gas, Inc. of our report dated March 16, 2011, with respect to the balance sheets of Zion Oil & Gas, Inc. (a development stage company) as of December 31, 2010 and 2009, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and for the period from April 6, 2000 (inception) to December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the December 31, 2010 Annual Report on Form 10-K of Zion Oil & Gas, Inc.

Our report dated March 16, 2011 contains an explanatory paragraph that states that Zion Oil & Gas Inc. is in the development stage and has no operating revenue, limited capital resources and a loss from operations, all of which raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
A Member of KPMG International

Tel Aviv Israel
March 16, 2011